ACCENTIA BIOPHARMACEUTICALS, INC.

324 Hyde Park Avenue, Suite 350

Tampa FL 33606

July 20, 2005

VIA EDGAR AND FACSIMILE

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Accentia Biopharmaceuticals, Inc. Registration Statement on Form S-1, as amended File Number 333-122769

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we hereby desire to withdraw the request for acceleration that the Company filed with the Commission on July 19, 2005 with respect to the above-referenced registration statement and to hereby make a new request for acceleration. Pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for July 21, 2005 at 4:00 p.m. (Eastern Time) or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Curt P. Creely at Foley & Lardner LLP, our counsel, at (813) 225-4122.

Very truly yours, Accentia Biopharmaceuticals, Inc.

/s/ Francis E. O’Donnell, Jr., M.D.
Francis E. O’Donnell, Jr., M.D. Chief Executive Officer and Chairman of the Board

[LETTERHEAD OF JEFFERIES APPEARS HERE]

July 20, 2005

BY FACSIMILE (202-772-9217) AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler Assistant Director

Re:	Accentia Biopharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-122769)

Ladies and Gentlemen:

We hereby withdraw the request for acceleration and related letters that we filed with the Commission on July 19, 2005 with respect to the Registration Statement referred to above and hereby make a new request for acceleration. We hereby join the Company in requesting acceleration of the effective date of the Registration Statement to 4:00 p.m. Eastern Daylight Time on July 21, 2005, or as soon thereafter as possible, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Sincerely,

JEFFERIES & COMPANY, INC.

ROBERT W. BAIRD & CO. INCORPORATED

FERRIS, BAKER WATTS INCORPORATED

Stifel, Nicolaus & Company, Incorporated

As Representatives of the several Underwriters

By: Jefferies & Company, Inc.

/s/ Joseph A. Boystak

Name: Joseph A. Boystak

Title: Managing Director

[LETTERHEAD OF JEFFERIES APPEARS HERE]

July 20, 2005

BY FACSIMILE (202-772-9217) AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler Assistant Director

Re:	Accentia Biopharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-122769)

Ladies and Gentlemen:

The following information with respect to the distribution of the prospectus dated July 11, 2005 is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of prospectuses dated July 11, 2005, as distributed between July 13, 2005 and July 20, 2005, is as follows:

No. of copies dated July 11, 2005
Underwriters	4,300
Individuals and Corporations	2,100
Retail	1,000

TOTAL	7,400 copies

Sincerely,

JEFFERIES & COMPANY, INC.

ROBERT W. BAIRD & CO. INCORPORATED

FERRIS, BAKER WATTS INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representatives of the several Underwriters

By: Jefferies & Company, Inc.

/s/ Joseph A. Boystak

Name: Joseph A. Boystak

Title: Managing Director

[LETTERHEAD OF JEFFERIES APPEARS HERE]

July 20, 2005

BY FACSIMILE (202-772-9217) AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler Assistant Director

Re:	Accentia Biopharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-122769)

Ladies and Gentlemen:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

JEFFERIES & COMPANY, INC.

ROBERT W. BAIRD & CO. INCORPORATED

FERRIS, BAKER WATTS INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representatives of the several Underwriters

By: Jefferies & Company, Inc.

/s/ Joseph A. Boystak

Name: Joseph A. Boystak

Title: Managing Director